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                                                                    EXHIBIT 12.2
               UNOCAL CORPORATION AND CONSOLIDATED SUBSIDIARIES
          COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                             (Dollars in Millions)

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

                                                      Year Ended December 31
                                               ------------------------------------
                                               1994     1993    1992   1991   1990
                                               ----     ----    ----   ----   ----
Earnings before cumulative effect of
  accounting changes                            $124     $343   $196   $ 73   $401

Provision for income taxes                       170      268    153    139     84

Minority interest                                 --       --      5      6     21
                                                ----     ----   ----   ----   ----
   Earnings subtotal (a)                         294      611    354    218    506

Fixed charges included in earnings:
   Interest expense                              275      304    379    395    419
   Interest portion of rentals (b)                50       55     61     67     60
                                                ----     ----   ----   ----   ----
      Subtotal                                   325      359    440    462    479

Earnings available before fixed charges         $619     $970   $794   $680   $985
                                                ====     ====   ====   ====   ====


Fixed charges and preferred stock
  dividends:
   Fixed charges included
     in earnings                                $325     $359   $440   $462   $479
   Capitalized interest                           30       30     34     40     10
   Preferred stock dividends, pre-tax basis       58       58     26     --     --
                                                ----     ----   ----   ----   ----
    Total fixed charges and preferred stock
      dividends                                 $413     $447   $500   $502   $489
                                                ====     ====   ====   ====   ====

Ratio of earnings to combined fixed charges
 and preferred stock dividends (a)               1.5      2.2    1.6    1.4    2.0

-----------------------------------------
(a) Includes pretax asset write-downs of:       $ 71     $ 19   $ 50   $106   $127

    The ratio of earnings, excluding asset
    write-downs, to combined fixed charges
    and preferred stock dividends  would be:     1.7      2.2    1.7    1.6    2.3
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(b) Calculated as one-third of operating rental expense.